Exhibit 99.1

INTRODUCTION Current established treatments for depression are slow - acting, often taking several weeks before potential effects appear, and about one third of patient do not reach remission even after 4 treatment steps 1 . 5 - Methoxy - N,N - dimethyltryptamine ( 5 - MeO - DMT) is a potent, fast - acting, naturally - occurring psychoactive tryptamine 2 . It acts on the 5 - HT 1 A and 5 - HT 2 A receptors and has a high propensity in eliciting so called peak experiences (PE) . These are s tates during an intense psychedelic experience that are defined by feelings of ego dissolution and experiences of oneness or unity . PEs can be very profound and meaningful experiences, which may correlate with therapeutic outcomes . The current study tested if 5 - MeO - DMT, in a proprietary vaporized formulation (GH 001 ), could function as a rapid treatment option for patients with treatment - resistant depression (TRD) . TRD was d efined as an inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence - based psychotherapy . AIMS 1 . To investigate the safety and tolerability of GH 001 in patients with TRD (Phase 1 part) . 2 . To assess the therapeutic efficacy of GH 001 in patients with TRD (Phase 2 part) . METHODS The study was comprised of two single - arm parts, where the Phase 1 part (n= 8 ) consisted of two single dose levels ( 12 mg and 18 mg) and the Phase 2 part (n= 8 ) was comprised of an individualized dosing regimen (IDR) of up to three increasing doses on a single day ( 6 mg, 12 mg, 18 mg) . The Phase 2 part consecutive doses were only administered if the previous dose did not elicit a PE . This was assessed using a proprietary novel PE scale (PES), consisting of 3 visual analogue scales . Aside from a pre - screening, a thorough medical and psychiatric screening, and the single administration day, follow up visits were conducted on day 1 and day 7 after the dosing day . No specific psychotherapeutic interventions, besides interactions for the screening and outcome assessments, were included at any of the visits . A total of 16 patients with TRD ( 7 female, 9 male) aged 21 to 51 years ( Mdn = 29 . 5 ) participated in the study . To avoid expectancy effects, participants were not informed about the identity of the study drug until completion of the study . The primary endpoint of the Phase 1 part of the study was to assess the safety and tolerability of GH 001 administered via inhalation after vaporization . The primary endpoint of the Phase 2 part of the study was to assess the effect of GH 001 on the severity of depression, as evaluated by the proportion of patients in remission (MADRS≤ 10 ) at 7 days after dosing . For this primary endpoint the one - sided null hypothesis assumed a remission probability ≤ 0 · 01 and was tested by an exact binomial test with one - sided significance level α = 0 · 025 . The secondary endpoints of mean change in MADRS total score from baseline to 2 hours, 1 day, and 7 days after dosing were evaluated by a paired t - test comparing the mean MADRS total score at the respective time point with the mean MADRS total score at baseline, each time point being evaluated separately . RESULTS In the Phase 1 part, 2 out of 4 patients achieved a PE (i . e . , PES rating ≥ 75 ) in the 12 mg dose group, and 0 out of 4 patients achieved a PE in the 18 mg dose group . In the Phase 2 Part, applying the IDR, 7 out of 8 patients achieved a PE, whereby 6 patients achieved a PE after the second administration ( 6 mg + 12 mg), and one patient achieved a PE after the third administration ( 6 mg + 12 mg + 18 mg) . A Phase 1/2 Trial of GH001, a Vaporized 5 - Methoxy - N,N - Dimethyltryptamine Formulation, in Patients with Treatment - Resistant Depression (TRD) Reckweg JT 1 *, van Leeuwen C 1 , Henquet C 2 , van Amelsvoort T 2 , Mason NL 1 , Terwey TH 3 , Ramaekers JG 1 *presenting author 1 Department of Neuropsychology & Psychopharmacology, Faculty of Psychology & Neuroscience, Maastricht University, Maastricht, the Netherlands 2 School of Mental Health and Neuroscience, Maastricht University, Maastricht, the Netherlands 3 GH Research, Dublin, Ireland Correspondence to: J. G. Ramaekers or J. T. Reckweg j.ramaekers@maastrichtuniversity.nl johannes.reckweg@maastrichtuniversity.nl Department of Neuropsychology & Psychopharmacology T (JGR) +31 43 388 1951 T (JTR) +31 43 388 1530 Maastricht University P.O. Box 616 6200 MD Maastricht, the Netherlands Disclosure statement : The study was funded by GH Research, Dublin, Ireland Figure 1 . Mean (SE) and individual ratings of the PES per dose level . Average of ≥ 75 on PES indicated a PE . The proportion of patients with MADRS remission (MADRS≤ 10 ) at day 7 was 2 out of 4 ( 50% ) and 1 out of 4 ( 25% ) in the 12 mg and 18 mg groups in the Phase 1 part, respectively, and 7 out of 8 ( 87 . 5% ) in the IDR group in the Phase 2 part, meeting its primary endpoint (remission probability= 0 . 875 ; 95 % CI= 0 . 473 - 0 . 997 ; Mid - p 95 % CI= 0 . 520 - 0 . 994 ; p< 0 . 0001 ) . The mean MADRS change from baseline to day 7 was - 21 . 0 ( - 65% ) and - 12 . 5 ( - 40% ) in the 12 and 18 mg groups, respectively, and - 24 . 4 ( - 76% ) for the IDR . Paired t - tests revealed a significant decrease in MADRS ratings at 2 hours (t= - 4 . 71 ; p= . 0022 ), 1 day (t= - 8 . 08 ; p< . 0001 ) and 7 days (t= - 5 . 31 ; p= . 0011 ) after single dose administrations in the Phase 1 part, and at 2 hours (t= - 4 . 88 ; p= . 0018 ), 1 day (t= - 14 . 54 ; p< . 0001 ) and 7 days (t= - 9 . 98 ; p< . 0001 ) after administration of the IDR in Part B . Safety Safety measures, such as measures of cognitive function and psychiatric safety, did not show any clinically significant change at any post - dose assessment as compared to their values at baseline . Further, no clinically significant changes in vital parameters, ECG and safety laboratory analyses were observed . There were 3 adverse drug reactions of moderate intensity ( 2 x nausea, 1 x depressive symptom) with all other adverse drug reactions being mild, and all resolved spontaneously . There were no serious adverse events (SAE) . Psychopharmacology in Maastricht CONCLUSION • GH 001 allows rapid and individualized dosing optimization • GH 001 administered without specific structured psychotherapeutic interventions before, during and after dosing was well tolerated , and no SAE were reported • The GH 001 IDR administered on a single day achieved a rapid and sustained ( 7 days) full remission in 7 / 8 patients with TRD . References 1 Rush AJ, Trivedi MH, Wisniewski SR, et al . Acute and longer - term outcomes in depressed outpatients requiring one or several treatment steps : a STAR*D report . Am J Psychiatry . 2006 ; 163 (11) : 1905 - 1917 . 2 Reckweg JT, Uthaug MV, Szabo A, et al . The clinical pharmacology and potential therapeutic applications of 5 - methoxy - N,N - dimethyltryptamine ( 5 - MeO - DMT) . J Neurochem . 2022 ; 162 (1) : 128 - 146 . Figure 2. Panel A shows remission, response and improvement rates after single doses of GH001 and after an IDR of GH001. Panel B shows mean (SE) MADRS ratings at screening (S), at baseline (D0 - B) before dosing, at 2 hours after dosing of GH001 (D0 - H2), and at 1 (D1) and 7 (D7) days follow - up in the Phase 1 part (single dose) and phase 2 Part (IDR). Grey planes indicate remission as indicated by MADRS ≤ 10. Panel C shows mean (SE) MADRS change from baseline at D0 - H2, D1 and D7. Poster # P.0450